Julian H. Robertson, Jr.
Chairman and Chief Executive Officer
Tiger Management L.L.C.

August 4, 1999

To our Fellow Shareholders:

Re: Special Shareholders' Meeting of
SK Telecom

A special meeting of shareholders of
SK Telecom is currently scheduled to
be held in Seoul on Friday, August 27,
1999.
Several issues that can significantly
impact the future performance of the
Company will be on the agenda. Because
time is short and your vote is critical, we are contacting you now to alert and inform you about these issues.

The Background
In June, SK Telecom announced a rights
offering amounting to a 25% increase
in the Company's capital stock. This
action was taken over the collective
objection of the four outside directors
of SK Telecom, one of whom represents
Korea Telecom, and the Company's
independent auditor. (The latter is
not an accounting firm but an appointee
under Korean corporate law whose function is to assure compliance with various governance matters.) Among the reasons cited by the directors and auditor for objecting to the rights issue were:
(1) the failure by SK Telecom's management
(2) to articulate clear strategic
imperatives or operating plans for use
of the proceeds; (2) the lack of
appropriate prior notice and an
inadequate opportunity to deliberate
a matter of such substantial importance;
and (3) a concern that the rights
offering principally was influenced by
issues and concerns peculiar to the SK
Group, the controlling chaebol.
The other seven directors (there is one
vacancy on the Board) who voted to approve the issue all are insiders nominated by and reporting to the SK Group.
In fact, a representative of the SK Group even boasted to the SK Telecom Board that the rights offering would enable SK Group to achieve compliance with new government mandated limits on debt-to-equity ratios - a matter which had no bearing on SK
Telecom's standing.

After learning of these matters and concerned about the impact of the offering on SK
Telecom's market price, Tiger Management implored SK Telecom to reconsider the proposed offering.  When these
entreaties failed, Tiger Management
initiated a legal action in Korea seeking injunctive relief to enjoin the rights offering. This was our attempt to support the actions of the independent directors and auditor. Regrettably, the Korean court denied the plea for an injunction, citing SK
Telecom's compliance in obtaining the
requisite corporate approval from a
majority of its Board. As we understand
the decision, in contrast with American
law, a director's conflict of interest
does not impair his or her ability to
approve a transaction, or give rise to a special obligation to substantiate the fairness of the matter.

The Agenda Items
	We expect that three items will
be included on the agenda of the Special
Shareholders' Meeting: (I) An election
to fill the current vacancy on the Board of Directors; (II) A proposal to remove the Chairman of the SK Group from the Board of SK Telecom; and (III) A proposal to mandate a 50 to 1 stock split.
Here are our views on these proposals:

I   Election to Fill the Vacancy on the
Board of Directors.
The Peoples' Solidarity for
Participatory Democracy, a prominent
Korean shareholder rights group led by
Professor Ha-Sung Jang, has proposed
that the current vacancy on the SK Telecom
Board of Directors be filled by the
appointment of an additional independent director. We understand that group will nominate Professor Sang Yong Park, a respected member of the faculty in the Department of Business Administration,
College of Business and Economics, at
Yonsei University in Seoul. Among his
many accomplishments, Professor Park
currently serves as a Commissioner of
Korea's Financial Supervisory Committee.
This election would raise the number of
independent directors to four, out of a
total of twelve directors.  We heartily
support the addition of another independent director as a step towards enhanced accountability and shareholder-oriented governance and intend to support this nominee at the Special Meeting.

II  Proposal to Remove the Chairman of
SK Group From the Board of Directors.
The independent auditor appointed by
SK Telecom was so disturbed by the
passage of the rights offering and the
way in which it was handled, that he
has called for the removal of the
Chairman of the Board of SK Telecom,
who is also the Chairman of the SK Group.
Management proceeded with the rights
offering even after encountering
concerns and objections from
unaffiliated directors and shareholders.
While the removal of the Chairman would
be largely symbolic and would not change the SK Group's control of the Company, we believe it sends an important message that management must observe the protocols of internationally recognized standards of corporate governance. We therefore intend to support the proposal that Mr. Son Gil-Seung be removed from the Board of Directors of SK Telecom and urge you to do likewise.

III  Proposal to Implement a 50:1
Stock Split.
At the past two Annual Shareholders'
Meetings of SK Telecom, SK Telecom
management has said that it supported
a share split and promised to take actions
 necessary for it to occur. Nonetheless, management has failed to call a Special
Shareholders' meeting for this purpose or to place a share split on the agenda at the Annual Meeting. We believe that a share split is in the best interest of shareholders and that it has been delayed too long.

SK Telecom shares currently carry the
highest per share prices in Korea.
At a price of 1,330,000 Won per share
as of July 26, 1999, SK Telecom shares
are over one hundred times the price
per share of the average Korean publicly traded company. This discourages many
Korean investors from purchasing the
stock.  In fact, Korean individuals own
proportionately less of SK Telecom
(approximately 3% as of December 31, 1998) than of other publicly traded Korean companies (which average 20% ownership by Korean individuals). Moreover, recent stock splits by other Korean companies have demonstrated that the increased liquidity resulting from a stock split will have a marked, favorable impact on the
Company's stock price.

For these reasons, we have proposed a
50 to 1 stock split to be voted on at
the Special Shareholders' Meeting.
A stock split cannot be implemented
by SK Telecom's Board of Directors -
it requires affirmative shareholder
action. We urge you to support the 50
to 1 stock split at the Special
Shareholders' Meeting.

A Final Word
SK Telecom's domestic wireless
telecommunication business is strong,
and the shares remain significantly
undervalued.  In our view, one of the
strong contributors to the market's
undervaluation has been the perception
that management has sometimes operated
the Company for the benefit of a
single shareholder rather than all
the shareholders.  We are investors -
we do not want to control or participate in the day-to-day management of SK Telecom.
We do, however, feel strongly that the
Company should be run for the benefit
of all of its shareholders.  That means
supporting an enhanced independent role
in the corporate governance process.
Doing so would improve SK Telecom's
market price.

As you may be aware, exercising voting
rights with respect to shares in Korean
companies can be cumbersome, whether they are OTC shares or shares underlying ADRs.
Procedural requirements generally restrict us from soliciting proxies until shortly before the Shareholders' Meeting. This means that you may receive the Agenda for the Shareholders' Meeting and a proxy solicitation only a few days before the meeting and may have to act very quickly in order to vote your shares.

We urge you to begin your due diligence
process now on these issues so that
you will be prepared to cast your vote or give your proxy in short order towards the end of August. For the reasons
I have stated, it is important
that all shareholders make their voices
heard by having their votes count.

Very truly yours,

Julian H. Robertson, Jr.